Mail Room 4561

Don L. Merrill, Jr.
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, Texas 78006

> **Re:** **Tootie Pie Company, Inc.**
> **Amendment No. 4 to the Registration Statement on the Form SB-2**
> **Filed December 7, 2006**
> **File No. 333-135702**

Dear Mr. Merrill:

We have reviewed your amended registration statement and have the following comments.

Form SB-2/A

Liquidity and Capital Resources, page 42

1.   We note the $30,649 of construction-in-progress as of September 30, 2006 in the Company's balance sheet. We further note your reference to costs associated with the expansion of your manufacturing and customer support facilities on page 42. Tell us if the construction-in-progress balance relates to this expansion. Tell us the approximate amount of funds necessary to complete this project and explain how significant the expansion project is to your overall operations. As applicable, consider expanding your liquidity disclosures to more clearly explain the impact of this project on the Company's liquidity position.

Part II

Exhibit 5.1

2.   Please provide a legal opinion with your next amendment.

Exhibit 23.2

3.   It appears the consent of Akin, Doherty, Klein & Feuge, P.C. filed as Exhibit 23.2 is identified on the Exhibit Index as exhibit 23.1. Please confirm the consent filed as Exhibit 23.2 should be labeled "Exhibit 23.1".

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611 with any other questions. If you need further assistance, you may contact the undersigned at (202) 551-3730.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via Facsimile (617) 243-0066
        Amy Trombly
        Trombly Business Law
        Telephone: (617) 243-0060